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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ===============================

                                    FORM SB-1

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                       MedStrong International Corporation
                 (Name of Small Business Issuer in Its Charter)

           Delaware                        4899                   95-4827717
(State of Jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)  Identification No.)

 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274; (310) 544-9900
          (Address and Telephone Number of Principal Executive Offices)

         500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274
                    (Address of Principal Place of Business)

                    Jerry R. Farrar, Chief Executive Officer
                       MedStrong International Corporation
         500 Silver Spur Road, Suite 303, Rancho Palos Verdes, CA 90274
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

                             Stephen Rosenberg, Esq.
                            Ralph A. Siciliano, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue, 13th Floor
                               New York, NY 10022
                              Phone: (212) 508-6700
                            Facsimile: (212) 371-1084

                            James M. Schneider, Esq.
                              Atlas Pearlman, P.A.
                             350 Las Olas Boulevard
                            Ft. Lauderdale, FL 33301
                              Phone: (954) 763-1200
                            Facsimile: (954) 766-7800

  Approximate date of commencement of proposed sale to the public June 1, 2001

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, checking the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================
      Title Of Each                               Proposed             Proposed
         Class Of               Dollar             Maximum             Maximum
        Securities           Amount To Be      Offering Price     Aggregate Offering      Amount Of
     To Be Registered         Registered          Per Unit              Price          Registration Fee
-------------------------------------------------------------------------------------------------------
          Units               $4,000,000       $.50 per Unit          $4,000,000           $1,000

      Common Stock,
    $.001 par value(1)        $3,920,000       $.49 per Share         $3,920,000

 Common Stock Warrants(1)        $80,000       $.01 per Warrant          $80,000

 Common Stock, $.001 par
          value               $6,000,000       $.75 per Share         $6,000,000
 Issuable on Exercise of
       Warrants(1)
=======================================================================================================

     (1) Included in Units for the purposes of calculating the Registration Fee.

                                   Prospectus


                  SUBJECT TO COMPLETION, DATED MARCH 22, 2001


                       MedStrong International Corporation
                         500 Silver Spur Road, Suite 303
                          Rancho Palos Verdes, CA 90274
                                 (310) 544-9900

                                 8,000,000 Units
                                  $.50 Per Unit
                                  Consisting of
                        8,000,000 Shares of Common Stock
                                       and
     Warrants to Purchase 8,000,000 Shares of Common Stock at $.75 Per Share


     This is MedStrong International Corporation's ("MedStrong", the "Company", "we", "us" or "our") initial public offering, and no public market currently exists for our securities. The offering price may not reflect the market price of our securities after the offering.

     Each "Unit" consists of one share (a "Share") of our common stock, $.001 par value (the "Common Stock") and one warrant (a "Warrant") to purchase one Share at an exercise price of $.75 per Share.

     This offering is highly speculative and involves special risks concerning the Company and its business and the nature of this offering. See "Risk Factors" beginning on page 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

     The Company is offering up to 8,000,000 Units (each consisting of one Share of Common Stock and one Warrant to purchase one Share of Common Stock at a price of $.75 per Share) for sale to the public on a "best efforts" basis, with no required minimum amount to be raised and no escrow. The offering of the Units will terminate on the earlier of the date all of the Units are subscribed for or December 31, 2001. We cannot assure that any of the Units will be sold or that any specific number of Units will be sold. If we raise $460,000 in this offering, we will have only enough funds to pay the placement agent commissions and expenses of the offering and pay off our outstanding debt (the "Notes") in the amount of $250,000 plus interest. No funds will be available to us in furtherance of our business plan at that level and it is likely that your entire investment will be lost. If we raise $1,800,000, we expect to have sufficient funds to carry out our immediate business plan. Whether or not we raise enough funds to carry out our business plan, even though we may not then be able to fully effectuate our plans, we will not refund the money you paid for the Units and your entire investment may be lost.

----------

Robert M. Cohen & Co., Inc. (the "Placement Agent")

----------

     The information in this Prospectus is not complete and may be changed. The Company may not sell the Units until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the Units and it is not soliciting an offer to buy the Units in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------
                                                     Placement       Proceeds
                 Placement             Price to      Discount      To Issuer(1)
                                        Public          And
                                                  Commissions(2)
--------------------------------------------------------------------------------

Per Unit................................$.50           $.05           $.45
--------------------------------------------------------------------------------
Total                                   $4,000,000     $400,000       $3,600,000
--------------------------------------------------------------------------------

(1)  Before deducting expenses of this offering, estimated at $210,000.

(2)  Placement  Agent  will  also  receive   Warrants  to  purchase  Units.  See
     "Description of Securities - Placement Agent Warrants."

The date of this Prospectus is March 22, 2001

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY............................................................4
NOTE REGARDING FORWARD LOOKING STATEMENTS.....................................6
RISK FACTORS..................................................................7
USE OF PROCEEDS..............................................................15
DIVIDEND POLICY..............................................................15
CAPITALIZATION...............................................................16
DILUTION.....................................................................16
DESCRIPTION OF BUSINESS......................................................17
MANAGEMENT...................................................................23
PRINCIPAL STOCKHOLDERS.......................................................27
DESCRIPTION OF SECURITIES....................................................28
PLAN OF DISTRIBUTION.........................................................29
SHARES ELIGIBLE FOR FUTURE SALE..............................................30
LEGAL MATTERS................................................................31
OFFICE.......................................................................31
EXPERTS......................................................................32
ADDITIONAL INFORMATION.......................................................32
FINANCIAL STATEMENTS.........................................................33

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION FOUND IN GREATER DETAIL ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR UNITS. WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR UNITS DISCUSSED UNDER "RISK FACTORS," BEFORE YOU DECIDE TO BUY OUR UNITS.

The Offering

     Units Offered.................................................8,000,000

     Common Stock to be Outstanding
           after the Offering (1)..........................34,600,000 Shares

     Use of Proceeds..........We intend to use the Net Proceeds of this Offering to pay off our Notes and for general corporate purposes, including working capital and capital expenditures. See "Use Of Proceeds."

     Proposed OTC Bulletin Board Symbol.................................MYMD

     (1)  Based on the  number  of  Shares  outstanding  as of March  16,  2001.
          Includes: 600,000 Shares of Common Stock issuable to our note holders in the event that their Notes are not paid in full before December 31, 2001. Excludes: 8,000,000 Shares of Common Stock issuable upon exercise of the Warrants with an exercise price of $.75 per Share.

The Company

     MedStrong International Corporation has developed a consumer vehicle to store and transfer patient medical records in a secure environment accessible over the Internet. We will provide consumers the ability to store and have access or authorize another individual to have access to his or her medical records at any time from anywhere that has Internet access. We intend this service to provide a consumer with the benefit of having all of his or her medical information in one place so that such information may be accessed at the authorization of the consumer by any attending doctor. We intend that this will enhance the quality of patient care in doctors' offices and in emergency rooms across the country. We also intend that this service will allow doctors to share patient medical information through the Internet which could save the time and cost of physically transporting medical records between doctors' offices.

Description of Securities

     Our authorized capital stock consists of 75,000,0000 shares of Common Stock, par value $.001 per share. There are currently 26,000,000 Shares of our Common Stock issued and outstanding. There are currently no Warrants outstanding. Each Warrant gives its holder the right to purchase one Share of Common Stock at $.75. A maximum of 8,000,000 Shares of Common Stock are issuable upon the exercise of the Warrants. If the Common Stock trades for at least five consecutive trading days at a price of $1.50 or more, the Company will have the right to call the Warrants at a price of $.01 per Warrant unless an investor chooses to exercise the Warrant at that time. Through a private debt offering we raised $250,000 by issuing ten Notes of $25,000 each. The holders of the Notes have the right to acquire Common Stock of the Company at $.01 per Share until we pay off the Notes. Each Note holder has the right to acquire 5,000 Shares of Common Stock for each month that the Notes are not paid by the Company. In the event that the Notes are not paid in full before December 31, 2001, the holders of the Notes may purchase in the aggregate, up to 600,000 Shares.

Summary of Financial Data

     The following tables sets forth certain summary financial data for the Company. You should read this information together with the financial statements and the notes to the statements appearing elsewhere in this Prospectus.

                                                       Period from Inception
                                                       through
Statement of Operations Data:                          December 31, 2000
-----------------------------                          -----------------

Revenues                                               $     0
Loss from Operations                                   $77,932
Net Loss                                               $77,932
Net Loss Attributable to Stockholders                  $77,932
Basic and diluted net loss per Share                   $     0
Weighted average shares outstanding used in
basic and diluted net loss per Share calculation       26,000,000


Balance Sheet Data:
-------------------

Cash & Cash equivalents                                $24,418
Working Capital (deficit)                              ($127,153)
Total Assets                                           $87,135
Total Liabilities                                      $157,717
Total Stockholder's Capital Deficiency                 ($70,582)

NOTE REGARDING FORWARD LOOKING STATEMENTS

     Certain statements in this Prospectus are not historical facts but are forward-looking statements. Such forward-looking statements may be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project," and similar expressions. Such statements involve risks and uncertainties including, but not limited to, those relating to the development stage in which we are operating; our lack of revenues; our ability to continue as a going concern; our possible need for additional financing; uncertainty of market acceptance of our product once introduced; competition; technological obsolescence; ability to not violate others' rights; dependence on key personnel, as well as other factors detailed in "Risk Factors" below and elsewhere in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

RISK FACTORS

INVESTING IN OUR COMPANY INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR SECURITIES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS AND UNCERTAINTIES THE COMPANY SHALL ENCOUNTER. ADDITIONAL FACTORS MAY ALSO ADVERSELY AFFECT THE COMPANY'S BUSINESS OPERATIONS.

This Is A Best Efforts Offering With No Required Minimum

     This offering is a best efforts offering with no required minimum amount to be raised and no escrow. If $1,800,000 is not raised, those investors who do invest with us will have a significantly greater risk that their entire investment will be lost. If we raise only $460,000 we will have only enough funds to pay the Placement Agent commissions and offering expenses and pay off our debt in the amount of $250,000, plus interest. Investors may suffer the entire loss of their investment, simply because we have not raised enough funds to operate our business.

Our Immediate and Future Capital Needs May Not Be Met

     Until we obtain revenues from operations, our ability to successfully complete our product development and market our products and services may depend upon the amount raised in this offering or the availability of other investment capital and funding. There can be no assurance that any such additional financing can be obtained on favorable terms, if at all. Such additional financing will result in dilution to our stockholders. If funding is not available when needed, we may be forced to cease operations and abandon our business. In such event, our stockholders could lose their entire investment.

We Have No History of Operations; We are in the Development Stage

     To date, we do not have a fully developed business or product. We have a limited operating history and our proposed operations are subject to all of the risks inherent in a new business enterprise, including commercial development of our products and lack of marketing experience in this industry.

     We are in an early stage of development and run the risk of not having the ability to:

     o    Complete our information facility and our other operating systems

     o    Attract customers

     o Develop awareness of and stimulate interest in our products and services

     o    Differentiate ourselves from our competitors

     o    Offer compelling content or product

     o    Develop strategic relationships

     o    Attract advertisers

     o    Respond effectively to competitive pressures

     o    Hire, retain and motivate additional qualified personnel.

     o    Attract members

     o    Realize our technological platform

     o    Build brand recognition

     We depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure the investor that the business strategy will be successful or that we will successfully address any of the risks described in this Prospectus.

We May Not Achieve Market Acceptance

     The commercial success of our business will depend upon its acceptance by consumers as a valuable and useful product. Market acceptance will depend upon several factors, including the establishment of a necessity of our product by the consumers and endorsements by well know medical professionals and healthcare companies. If our target customers do not widely adopt and subscribe to our product, our business, financial condition and results of operations will be adversely affected.

There Are Many Particular Risks Relating to the Internet

     Recently, many Internet companies have experienced serious financial difficulties and some of them have gone out of business. We cannot assure that we will not suffer a similar fate.

     Business on the Internet is characterized by:

     o    rapid technological change;

     o    frequent changes in user requirements and preferences;

     o frequent new product and service introductions embodying new processes and technologies; and

     o evolving industry standards and practices that could render our information delivery practices obsolete.

We May Not Be Able to Overcome Competition

     We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition in the overall Internet market as well as the Internet medical and health market. The marketplace already exists for medical records online. PersonalMD.com and IDMedical.com already occupy such space in the marketplace. Both Web Sites offer consumers the ability to enter their medical records online. We need to differentiate ourselves so that we can attract prospective members to our Company and keep them from subscribing to our competitors. If our intended market proves to be viable, we expect to experience increasing competition from additional competitors, many of which will have significantly greater financial, technical, marketing and other resources.

We Will Depend on Fees and Advertising Revenues Which May Not Materialize

     We expect to derive a substantial portion of our revenues from membership fees. If we are unable to attract consumers to our Web site who will participate as members of our Company, then we will not generate enough revenues to sustain our business.

     Another source of revenue will be sponsorships and advertising. There are currently no widely accepted standards for the measurement of the effectiveness of Internet advertising, and the industry may need to develop standard measurements to support and promote Internet advertising as a significant advertising medium. If these standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.

An Economic Downturn Would Hurt Our Prospects

     We are relying upon a favorable economy. A downturn in the economy could lead to, among other things, inability to receive adequate funding by investors and to achieve profitability.

We Are Dependent on Continued Growth in Use of the Internet

     Our market is new and rapidly evolving. Our business would be adversely affected if Internet usage does not continue to grow, particularly usage by medical professionals and consumers. A number of factors may inhibit Internet usage, including inadequate network infrastructure, security concerns, inconsistent quality of service, and lack of availability of cost-effective, high-speed service. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as the usage of our Web site, could grow more slowly or decline.

We Have Conducted No Formal Market Research

     We have not conducted, or engaged any other person or entity to conduct, any formal marketing surveys or research regarding the potential for our proposed products and services. Management's views concerning the potential for our proposed products and services are personal and are not based upon any empirical data or formal market research. There can be no assurance that a market for our proposed products and services exists or, if such a market exists, that such market is of the magnitude anticipated by management.

Our Business May Be Affected By Regulation of the Practice of Medicine

     The practice of medicine requires licensing under applicable State law. We have endeavored to structure our Company and affiliate relationships to avoid violation of State licensing requirements, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any such allegation could result in a material adverse effect on our business, results of operations and financial condition. Further, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our present general liability insurance policy.

Our Stock Price May Be Volatile

     The market price of the Shares of our Common Stock may be highly volatile. Factors such as a small market float, fluctuations in our operating results, failure to meet analysts' expectations, announcements of major developments by us or our competitors, developments with respect to our markets, changes in stock market analyst recommendations regarding us, its competitors or the industry generally, and general market conditions may have a significant effect on the market price of our Common Stock. The stock market has from time to time experienced significant price and volume fluctuations that may be related or unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock, if a market develops.

There Is No Public Market for the Units or the Shares

     There is currently no public market for the Units or the Shares and there can be no assurance that a market will develop or be sustained after the offering or that, if a market develops, the market price of the Shares will not decline below the initial public offering price. Sale of few Units in the offering to investors and/or such Units being sold to a small number of holders, could result in few of the Shares available for public trading. In such circumstances, it would be very difficult for an active trading market to develop for the Shares.

You Will Suffer Immediate and Substantial Dilution

     The initial public offering price of our Common Stock is expected to be substantially higher than the net tangible book value of our Common Stock. Therefore, if you purchase our Common Stock in this offering, you will incur immediate dilution of approximately $.40 in the net tangible book value per share of common stock from the price per share that you pay for such common stock (based upon an assumed initial public offering price of $.50 per share).

There will be a Significant Number of Shares Eligible for Future Sale

     The market price of our Common Stock could decline as a result of sales of a large number of Shares of Common Stock in the market after this offering, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have outstanding 34,600,000 Shares of Common Stock. Of these Shares, the 8,000,000 Shares being offered hereby will be freely tradeable. Subject to compliance with the lock-up agreements described in "Plan of Distribution" this leaves 28,600,000 Shares eligible for sale in the public market as follows:

                                                             Number
                                                            of Shares       Date
                                                            ---------       ----

After the date of this prospectus                           8,000,000        --

Upon the filing of a registration statement to register
for resale Shares of Common Stock issuable upon the
exercise of options granted under the Company's
Stock Plan (as defined herein)                              2,000,000        --

After Eighteen Months from the date of this
Prospectus (subject, in some cases, to volume
limitations)                                               26,600,000        --


This is our Placement Agent's First Public Offering

     The Placement Agent has not conducted a public offering similar to this offering and, therefore, may not be able to effectively complete a best efforts engagement. Therefore, the Company may not receive the proceeds which it expects to receive from this offering. If this were to occur, the Company would not have sufficient funds to carry out its business plan.

The Loss of Key Personnel May Harm Our Business

     We depend on the continued service of our key technical, sales and senior management personnel, including Jerry R. Farrar, our Chief Executive Officer, and Lee Roberts, our Vice President and Chief Technology Officer. We have entered into a three-year employment agreement with Mr. Farrar, but any of our officers or employees can resign at any time. Losing one or more of our key employees could harm our business.

Our Principal Stockholders, Directors And Executive Officers Will Own Over 70% Of Our Common Stock, Which Will Allow Them To Exert Influence Over Us Or To Prevent A Change Of Control

     After this offering our directors, officers and other stockholders who each currently own over 5% of our Common Stock, will beneficially own collectively over 70% of our outstanding Common Stock. These stockholders will be able to exercise significant influence over all matters requiring stockholders approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of our Company even if beneficial to our stockholders.

We May Not Be Able to Successfully Sustain Our Growth If We Are Unable to Attract and Retain Additional Highly Skilled Personnel

     We believe that we will need to hire additional qualified personnel. If we do not succeed in attracting and retaining new, qualified personnel and/or retaining our current personnel, our business could suffer.

The Warrants May Not Have Value to an Investor

     With the purchase of one Unit, an investor will receive one Share and one Warrant to purchase a Share at an exercise price of $.75. A warrant is a right to buy a security for a specified period of time for a specified price. An investor will only exercise a warrant when the value of the underlying security exceeds the exercise price and affords the investor the opportunity to earn a profit after the exercise. We cannot assure that a Share will ever be worth $.75. If the Common Stock trades for at least five consecutive trading days at a price of $1.50 or more, we will have the right to call the Warrants at a price of $.01 per Warrant unless an investor chooses to exercise at that time. Investors may have other reasons, such as lack of available funds, which will cause them not to wish to exercise at that time and may thus lose any value relating to the Warrants. Even if an investor exercises the Warrants, if he does not immediately take advantage of the current market by selling his Shares, the value of the Common Stock may decrease after exercise and an investor may thus lose the benefit of the exercise.

We Must Provide Editorial Content, Tools and Other Features Which Meet the Changing Demands of our Users

     One of our fundamental business objectives is for MedStrong.com to be a trusted source for healthcare information and services. As with any form of consumer-oriented media, we have to provide editorial content, interactive tools and other features that consumers demand in order to continue to attract and retain our audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our editorial content, interactive tools and other features. We will not only have to expend significant funds and other resources to continue to improve our network, but we must also properly anticipate and respond to consumer preferences and demands. If we fail to expand the breadth of our offerings quickly, or these offerings fail to achieve market acceptance, our business will suffer significantly.

Serious Privacy Concerns Affect Our Potential for Success

     Planned features of our business include the retention of medical records and other personal information about our users which we obtain with their consent. We have a stringent privacy policy covering this information. However, if third persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our users' personal information, we could be subject to liability. Such liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. Moreover, to the extent any of the data constitute or are deemed to constitute patient medical records, a breach of privacy could violate federal law. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if any regulator chooses to investigate our privacy practices.

There Is A Potential for Internet Taxation

     A number of legislative proposals have been made at the Federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet or Internet-related activities. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities.

We Depend on Relationships With Third Parties Who May Not Perform As Required

     We will depend on a number of third-party relationships to increase traffic on MedStrong.com and thereby generate advertising and other revenues. Outside parties on which we may depend include unrelated Web site operators that provide links to MedStrong.com and providers of content. Most of our anticipated arrangements with third-party Internet sites and other third-party service providers will not be exclusive and will be short-term or may be terminable at the convenience of either party. We cannot assure you that third parties will regard our relationship with them as important to their own respective businesses and operations. They may reassess their commitment to us at any time and may develop their own competitive services or products.

     We intend to produce only a portion of the editorial content that will be found on the MedStrong.com network. We will rely on third-party organizations that have the appropriate expertise, technical capability, name recognition, reputation for integrity, and willingness to syndicate product content for branding and distribution by others. As health-related content grows on the Internet, there may be increasing competition for the best product suppliers, which may result in a competitor acquiring a key supplier on an exclusive basis, or in significantly higher content prices. Such an outcome could make the MedStrong.com network less attractive or useful for an end user, which would have a materially adverse impact on our business, results of operations and financial condition.

Our Management Will Have Broad Discretion As To Use Of Proceeds

     Our management will have broad discretion with respect to the use of the net proceeds from this offering. Presently, anticipated uses include the payments of debt and operating expenses and for general corporate purposes, including Web site development, advertising, brand promotion, content development and working capital. We may also use a portion of the proceeds for strategic alliances and acquisitions of other businesses. We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Investors will be relying on the judgment of our management regarding the application of these proceeds. Please see "Use of Proceeds."

Government Regulation and Legal Uncertainties May Adversely Affect Us

     Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. Although our transmissions originate in Texas, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. Furthermore, the Federal Trade Commission has recently investigated the disclosure of personal identifying information obtained from individuals by Internet companies. In the event the Federal Trade Commission or other governmental authorities adopt or modify laws or regulations relating to the Internet, the Company's business, results of operations and financial condition could be adversely affected.

We Face Risks Associated with Technology and Technological Change

     Our market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the Internet and intense competition in the Company's industry exacerbate these market characteristics. To achieve our goals, we need to effectively integrate the various software programs and tools required to enhance and improve our product offerings and manage our business. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services.

We Could Experience System Failures Which Could Harm Our Business and Reputation

     To succeed, we must be able to operate our network management infrastructure around the clock without interruption. Our operations depend upon our ability to protect our network infrastructure, equipment and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events.

     Although we intend to build redundancy into our network and hosting infrastructure, we could experience interruptions in service and partial system failures due to routing problems, hard drive failures, database corruption and other computer failures. Any future interruptions could damage our reputation for reliable service, cause existing members to cancel their membership, or make it more difficult for us to attract new members. Any of these results could seriously damage our business.

We May Incur Liability for Information Received from the Web Site

     There is the potential that users of the our Web site may distribute the Web site's content to third parties who might sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. In the past, these types of claims have been brought, sometimes successfully, against online services. Others could also sue us for the content that is accessible from our Web site through links to other Web sites or through content and materials that may be posted by members in chat rooms or bulletin boards.

We Face Potential Product Liability Lawsuits

     Consumers may sue us if any of the products that we may sell or promote are defective, fail to perform properly or injure the user. We intend that our agreements with manufacturers will contain provisions intended to limit our exposure to liability claims. However, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and business.

Intellectual Property Litigation May Adversely Affect Us

     Trademarks and other proprietary rights are important to our success and our competitive position. We will seek to protect our trademarks and other proprietary rights, but these actions may be inadequate. We may also license content from third parties in the future and it is possible that we could become subject to infringement actions based upon the content licensed from these third parties. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. Further, if such claims are successful, we may be required to change our trademarks, alter the content and pay financial damages. We cannot assure the investor that such changes of trademarks, alteration of content or payment of financial damages will not adversely affect our business.

Disruption of Our Services Caused by Unknown Software Defects Could Harm Our Business and Reputation

     Our service offerings depend on complex software, including software licensed from third parties and our proprietary software tools. Complex software often contains defects, particularly when first introduced or when new versions are released. We may not discover software defects that affect our services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that defects may occur in the software. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources.

USE OF PROCEEDS

     As a Company in the development stage, we have had no revenues. We have relied on capital contributions from our management and our private placement offering of short-term Notes to fund our operations. Our management has determined that we need $1,800,000 in order to fully launch our Web site and to fund our operations for the next 12 months. After such time, unless we have raised more than $1,800,000 in this offering, we will need either to raise additional funds or realize revenues from our business activities to meet our cash requirements.

     We intend to use the proceeds of this offering (a) to pay a 10% commission to the Placement Agent of the amount raised by this offering plus the Placement Agent's permitted expenses, (b) to pay off our outstanding debt in the amount of $250,000 plus interest at a rate of 5% per annum (expected to be approximately $12,500 of interest), (c) to pay accrued and current expenses of the Company,
(d) to further develop the Web site and our products and services, (e) to secure additional management and employees to implement our plan of operation and business and (f) to fund our operations for at least the next 12 months. We may use a portion of the proceeds to acquire other related businesses. If all of the Units are sold, the Shares acquired in the offering will represent 23.1% of the Company's issued and outstanding shares, subject to further dilution and to substantial restrictions on transfer. If the entire amount of this offering is sold and all of the Warrants are exercised, the Shares acquired in the offering together with the Shares acquired on exercise of the Warrants will represent
37.6 % of the Company's issued and outstanding shares, subject to further dilution and to substantial restrictions on transfer. If less than $1,800,000 is raised, the Company may not have sufficient funds available to pay its expenses and carry out its immediate business plan.

DIVIDEND POLICY

     The Company does not intend to pay any cash dividends with respect to its Common Stock in the foreseeable future. The Company intends to retain earnings, if any, for use in the operation of its business and to fund future growth.

CAPITALIZATION

     The following table sets forth the total capitalization of the Company as of December 31, 2000 (i) on an actual basis and (ii) on an as adjusted basis to reflect the receipt by the Company of the estimated net proceeds from the sale of the 8,000,000 Shares of Common Stock offered hereby (at an assumed initial public offering price of $ .50 per share and after deducting estimated placement commissions and estimated offering expenses of $600,000 payable by the Company).

----------------------------------------------------------------------------------------
                                                             December 31, 2000
----------------------------------------------------------------------------------------
                                                             Actual      As Adjusted (2)
----------------------------------------------------------------------------------------
Current Liabilities                                          $157,717    $157,717
----------------------------------------------------------------------------------------
Stockholders' Equity (Capital Deficiency) (1):
Common Stock, $.001 par value, 75,000,000 Shares
authorized, 26,000,000 Shares issued and outstanding,
actual 34,000,000 Shares issued and outstanding, as
adjusted after the offering
                                                             $26,000     $34,000
----------------------------------------------------------------------------------------
Additional Paid-In Capital                                   $7,350      $3,399,350
----------------------------------------------------------------------------------------
Deficit Accumulated In Development Stage                     ($77,932)   ($77,932)
----------------------------------------------------------------------------------------
Stock Subscriptions Receivable                               ($26,000)   $0
----------------------------------------------------------------------------------------
Total Stockholder's Equity (Capital Deficiency)              ($70,582)   $3,355,418
----------------------------------------------------------------------------------------
Total Capitalization                                         $87,135     $3,513,135
----------------------------------------------------------------------------------------

(1) Excludes (i) 600,000 Shares of Common Stock issuable to the holders of the Notes, and (ii) 2,000,000 Shares of Common Stock issuable upon the exercise of options expected to be granted to employees.

(2) Retroactively reflects the sale of the Units and the February 2001 receipt of 26,000,000 of stock subscriptions receivable.

DILUTION

     The net tangible book value deficiency of our Company as of December 31, 2000 was ($82,957) or ($.003) per share of Common Stock. Net tangible book value per share is equal to the amount of our Company's total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of Shares of Common Stock outstanding as of December 31, 2000. Assuming the sale by us of the Shares offered by this Prospectus at an assumed initial public offering price of $.50 per Unit and after deducting placement commissions and the estimated offering expenses of $600,000, the net tangible book value of our Company as of December 31, 2000 would have been $3,343,043, or $.10 per Share of Common Stock without taking into account the Warrants. This represents an immediate increase in net tangible book value of $.10 per Share to existing stockholders and an immediate dilution in net tangible book value of $.40 per Share to new investors. The following table illustrates this per Share dilution:

     Assumed initial public offering price per Share                      $.50
     Net tangible book value per Share before this offering              ($.003)

     Increase in net tangible book value attributable to new investors    $.10
     Net tangible book value per Share after this offering                $.10
     Dilution per Share to new investors                                  $.40
     Percentage Dilution                                                   80%

     The following table summarizes, on a pro forma basis as of December 31, 2000, the total number of Shares of Common Stock purchased from us, the total consideration paid to us and the average price per Share paid by existing stockholders and by new investors purchasing Shares in this offering:

------------------------------------------------------------------------------------------------
                           Shares Purchased            Total Consideration
--------------------------------------------------------------------------------  Average Price
                           Number          Percent     Number          Percent    per Share
------------------------------------------------------------------------------------------------
Existing stockholders (1)  26,000,000      76.5%       26,000          0.6%       $.001
------------------------------------------------------------------------------------------------
New investors              8,000,000       23.5%       4,000,000       99.4%      $.50
------------------------------------------------------------------------------------------------
Total (1)                  34,000,000      100%        4,026,000       100%       $.12
------------------------------------------------------------------------------------------------

(1) Excludes the 600,000 Shares of Common Stock issuable at $.01 per Share to the Note holders in the event that the Notes are not paid in full before December 31, 2001.

DESCRIPTION OF BUSINESS

Background

     MedStrong International Corporation ("MedStrong", the "Company", "we", "us" or "our") is a development stage company that was incorporated in the state of Delaware on May 19, 2000. We are a start-up company that has begun to develop a consumer vehicle to store and transfer patient medical records in a secure environment over the Internet and to provide quick and easy access to the records. We call these services Medical Records Online and Patient Data Quickly ("PDQ"). Our business is designed to provide the consumer with the ability to input, in a secure data base, all of the consumer's medical information and to have access to such information on a day-to-day basis or in an emergency situation. Our objective is to become the leading provider of patient medical records online. We believe our service is beneficial to all consumers. However we do not know if our services will be well received or whether we will achieve a significant customer base.

     Through a private debt offering, our Company raised $250,000 by issuing ten Notes with interest at a rate of 5% per annum to ten individual accredited investors. The investors have the right to acquire Shares of the Common Stock at $.01 per Share until the Company pays off the Notes. We expect that up to 600,000 Shares may be purchased by the holders of the Notes in the event that their Notes are not paid in full before December 31, 2001. The funds raised from that offering were used to launch our Web site. We intend to launch our Web site on March 25, 2001, but we still require additional funding in order to enable the Web site to operate in accordance with our plan.

     A need for medical records on line can arise at any time. This need could arise for example, when a patient is treated by an unfamiliar doctor, perhaps when the patient's primary doctor is unavailable, a patient is going to another doctor for a second opinion, a patient is traveling away from home or a patient goes to the emergency room in a life threatening situation. Quick accessibility to the patient's medical records can prevent the type of uninformed medical care which could threaten a patient's well being or life. Our service will provide our consumers with the added confidence of knowing their medical records travel with them where they go and are available whenever they need them.

     We intend that the information the consumer, or any individual that the consumer authorizes, can provide in his or her file will be comprehensive, including name, age, sex, date of birth, marital status, social security number, current medications, allergies and current and past medical conditions. The technology is currently being developed to allow for the consumer to include x-rays in the consumer's files. There is no assurance that this technology will be available to the Company or, if available, that it will be available at reasonable terms, or that the Company's goals will be achieved.

     All the information provided by the consumer will be stored in a secure information storage facility and will be accessible only by the consumer or any individual the consumer authorizes through a protected password created by the consumer. We intend that this service will be a convenient way for individuals to keep track of their medical records and their family members' medical records and be available to patients at any time.

     Also, we intend that this service will solve major healthcare challenges efficiently and at a low cost. PDQ will be set up to eliminate the manual system of transporting medical records, which is the most common method in use today. We intend that PDQ will assist doctors with the inefficient and costly transport of medical records. This service will allow doctors to share patient medical information via the Internet which will save the time and cost of physically transporting medical records from one doctor's office to the other.

     Eventually, we intend to provide the consumers with access to the latest health news, a comprehensive library of medical articles, physicians and other health experts to whom they can ask health or fitness related questions, a forum to "chat" with other consumers regarding a specific health issue, resources to measure the consumers' fitness abilities, tools to locate a doctor and a central location to store the consumers' health records in a safe and private place.

     We intend that consumers will utilize our Web site for many of their medical and healthcare needs. We intend that our Web pages will contain broad-ranging and in-depth real-time news coverage, special-promotions and technical updates on what to look for in a medical coverage plan. We intend that the consumer will pay a reasonable annual fee to become a member of the Web site in order to have access to all of the above-mentioned information. This fee will provide us with revenues and may encourage our members to use only our Web site for the services we provide.

     We intend to have three membership levels. It is intended that all levels will include the medical records online service. Then, depending on the level that the consumer signs up for, the consumer may have access to the following benefits: Access to medical journals and articles, access to our "Med Chat Room", access to our "Preventative Healthcare System" database, access to our "In-Treatment Health System" database, access to expert advice on selecting insurance providers, receive consultation on fitness, hospital room deductible reimbursement insurance and discounts at our online store "E-Store."

     Becoming a member of MedStrong.com is expected to help the consumer gain the knowledge and the tools to manage personal health and to assist the consumer in healthy lifestyle choices that often can prevent major health problems.

     We anticipate that our members will gain support and specific health direction through our Priority Partners Network. This Network will automatically link our members to respected specialists in particular fields (Weight Watchers, etc.) who will be able to provide personalized advice to consumers.

     The annual fees associated with these memberships have tentatively been established and currently do not exceed $79.95.

     There is no assurance that any of these services will be implemented or that we will achieve profitability.

Membership Identification

     Every member of MedStrong will receive a form of identification, either a bracelet and/or card, which they should carry or wear at all times. The bracelet and the card will alert doctors and nurses in an emergency situation that the patient is a member of MedStrong. Both items will provide instructions to the attending medical team as how to access the patient's medical records in an emergency.

Technology

     We are using Compaq Servers running on a Windows NT 2000 operating system, Microsoft Internet Information Server for the Web server software and Microsoft SQL Server 7.0 as the database software. In order to enforce security and authentication, we are using Verisign certificates for its secure sockets layer. We are also using PayLink Pro for its e-commerce software solution. Our Web site was developed using HTML (hyper-text mark-up language) and ASP (active server pages) for the front end GUI (graphical user interface) representation. The process flow and validation functionality is coded in Visual Basic COM (component object model) objects and Microsoft SQL Server stored procedures.

Privacy

     We are aware that an individual's medical records and other information will flow through our Web site and we intend that the information provided by our subscribers will remain secure and private. We are also aware that there may be legislation adopted at the federal or state level which may restrict the availability of medical records. We expect to accomplish privacy by having a two-tier system that will combine leading technical safeguards and a code of conduct for those employees that are permitted access to our customers' information. More technically, we intend to use Secure Sockets Layer encryption technology to help ensure the integrity and privacy of the information provided to us via the Internet. As additional security measures, we intend to keep all information physically separate. The customer's password will be encrypted and stored on a separate database. Only our authorized employees will be permitted to access the information through the authentication of a thumbprint and a token. We intend to institute a policy whereby all of our employees will be required to abide by our privacy policy and those employees who violate the policy will be subject to disciplinary action, which may include termination of their employment. There is no assurance that consumers or health professionals will accept our assurances of security and a lack of acceptance will impede our ability to market our products and services.

Business Strategy

     Our objective is to establish the PDQ brand, as well as our other branded products and services. Our strategy is to create a strong brand for which consumers will pay a yearly membership fee to have access to our services. We also intend to enhance our brand through association with other leaders in the consumer healthcare industry. We intend to allocate significant resources to further develop and build brand recognition.

     We have a medical management advisory board comprised of known health professionals who will guide the Company's strategies and tactics. Our Web site is intended to provide additional information services and specially developed insurance policies which will cover traditionally uncovered medical risks.

     We believe that our tools and features will encourage consumers to visit our Web site frequently and increase the likelihood that consumers will select our Web site as their preferred Web site for health related issues.

     There is no assurance that the Company's products and services will achieve market acceptance or that physicians and other health professionals will be willing to participate in the Company's program.

Lines of Business

     We intend to fully develop our core product of medical records online, specifically PDQ, and offer it comprehensively through various levels of memberships. Our four target markets are the consumer, health care professionals, employee benefit managers as a menu item for employees, and finally private label administration for major membership organizations in need of new and unique programs in order to grow their business.

     Among the key features of our program are:

     o Patient Data Quickly, medical records online, annual membership service, three levels of membership.

     o    Web  site  hosting  of  health  services,   advertising  from  related
          healthcare organizations such as other web-driven health industry providers and insurance companies.

     o Commissions and license fees from services including web-hosting, insurance products and information (consolidated) tracking services.

     o Sponsorships, alliances, on-line advertising and direct marketing from select medical industry business partners.

Key Success Strategies

     To be successful, our Web site and its accompanying product and services, branded or co-branded, must be timely and topical for its prospects and the communities they represent. In addition, the underlying element must be the creation of user value at an acceptable price. There can be no assurance that these objectives will be achieved.

     The PDQ and system of medical records online programs are expected to provide an advantage over the current manual movement and cost of securing patient records.

     Our technology consultants are planning the engineering, deployment and execution of the PDQ product among physicians, healthcare organizations and other medical professionals who would benefit from this system. We expect that this product brand can be sold as a stand-alone or bundled into various membership offers.

     Our marketing activities will include the following features:

     o Co-marketing our product brands with key strategic partners, such as AOL, major banks, insurance companies, AARP and American Express, who are looking for timely products and offers which interest their customers. A direct "big account" sales team will be utilized to approach large, multiple opportunity partners

     o Early stage, direct mail will target physician, dental and healthcare organizations and groups

     o    We will promote our services at medical industry shows

     o    Advertising in selected trade publications will be used to build brand
          awareness  and  for  lead  generation  for  the   business-to-business
          segment, both medical as well as employee benefit prospects

     o Patient/consumer publications will be used to build brand awareness and lead generation among consumers

Web-Based Advertising

     Critical to producing visibility and traffic is the use of the Web for advertising. We plan to have a campaign which will increase traffic and contribute to "brand recognition" and "brand loyalty" through a combination of search engine listings with meta-tags that produce search results in the top 10 on listings for health and fitness information. With the advent of Web TV, we believe that the prospect of entering more homes as a menu option delivered by a portal site like AOL could enhance media exposure and visitation. The advent of broadband Internet services will be important and available as early as 2001.

Marketing Schedule

     Our final model, content, product brands and technology are all under development. We intend our initial launch will occur on March 25, 2001. We intend to place banner advertisements on our strategic partner sites which are yet to be determined. Also, we intend to have an aggressive marketing plan to solicit priority partner sponsorship from a host of providers currently serving the customers' medical interests. We are taking steps to qualify a validated list of healthcare prospects for online advertising. We plan to negotiate with other Web sites to purchase our banner inventory.

Competition

     The online healthcare market is evolving rapidly and becoming intensely competitive and we expect that such competition will only continue to escalate. Barriers to joining the market are minimal, allowing current and future competitors to launch Web sites. We must compete with operating medical information and medical records Web sites, including drkoop.com, webmd.com, IDMedical.com and PersonalMD.com. The listed competitors are all presently operating and at least two of them have programs which are similar to PDQ and our other intended products and services. Since these Web sites are presently available, we will have to attract the attention of consumers who have not already committed to these competing services in order to build our customer base. Thus, our marketing efforts must be more effective than those of our competitors and there is no assurance that this will be the case.

     In addition, the Company has identified the following organizations among its potential competitors: McKesson HBOC, Inc., National Data Corporation, Shared Medical Systems Corp. (Subsidiary of Siemans Corp), Cerner Corporation, and IDX Systems Corporation.

     We believe that our Web site will have a considerable appeal to the consumer and health professionals, but there is no assurance that this will be the case.

     Financial partners have advocated the importance of having important documents consolidated in one place for ease of access and for unforeseen emergencies. PDQ or the PDQ membership system is easy to navigate and easy to sign up and join. The result is a "Safe Deposit Box" for our most valuable asset, our health and well-being. We expect to make available to our members three levels of comprehensive membership packages containing non-insured health services discounts on health items commonly used or required, but often not covered by the average group insurance. We, through contracted alliances, expect to assemble a national network of health care professionals who have contracted to provide value discounts for various health and non-health products and services. Through one membership identification card, our member is expected to have access to a maximum of a 13-Point Health Benefit Discount Service(s) (depending on plan) and save on his/her annual health costs.

     We believe that our medical records online service and our consumer oriented PDQ system will be an important part of health and good planning. The PDQ system value proposition may be enhanced if it is expanded to include other timely and topical health services of immediate benefit. Our intended 13 point services program include, as an example, dental, vision, hearing, prescription drugs, vitamins and nutritional supplements, home medical equipment, legal and financial referral, and extended care/long term health care providers. Our members will be provided with a national toll free number to access the call center and speak directly to a MedStrong Customer Service Representative. Our customers can begin using their membership card immediately upon receipt, and fulfillment packages will be sent out within 72 hours of their enrollment on the Web site.

MANAGEMENT

Directors and Executive Officers of the Company

     We have a board of directors comprised of six members. Each director holds office until the next annual stockholders meeting or until a successor is duly elected or appointed. The members of our board of directors and our executive officers are:

--------------------------------------------------------------------------------
Name                       Age     Position
--------------------------------------------------------------------------------
Jerry R. Farrar             64     Director and Chief Executive Officer
--------------------------------------------------------------------------------
Joel San Antonio            48     Director and Chairman of the Board
--------------------------------------------------------------------------------
David L. Knowlton           54     Director and President
--------------------------------------------------------------------------------
Ronald Glime                56     Director, Chief Financial Officer, Secretary
                                   and Treasurer
--------------------------------------------------------------------------------
David Scotch                62     Director
--------------------------------------------------------------------------------
Jeffrey D. Mamorsky         55     Director
--------------------------------------------------------------------------------
Lee Roberts                 33     Vice President, Chief Technology Officer and
                                   Assistant Secretary
--------------------------------------------------------------------------------
Brenda Farrar               60     Vice President of Communications and Sales
                                   Center Operations
--------------------------------------------------------------------------------

Jerry R. Farrar

     Mr. Farrar is an executive with extensive background in both the financial services and technology fields. He served as founder and chief strategist from September 1998 to September 2000 for CarsDirect.com, the e-commerce leader of online automobile sales, including finance and insurance services. Mr. Farrar developed and supported critical path strategies resulting in excess of $300 million of pre-IPO funding from the private investment community. He was President and Chief Executive Officer from January 1993 to September 1998 of Financial Technology, Inc., a financial insurance company. He has led five start-up companies in the financial services field. He was appointed to serve on the faculty of the World Auto Congress. He authored the comprehensive History of the Vehicle Service Contract for the White House and has been honored as a finalist in the Ernst and Young and Inc. Magazine entrepreneur of the year awards. Mr. Farrar has been retained by the Company under a three-year employment agreement. Mr. Farrar and Brenda Farrar were formerly married and are now divorced.

Joel San Antonio

     Mr. San Antonio was Chief Executive Officer and President of Warrantech Corporation, a provider of warranty services for consumers, through February 1988. Since February 1988, Mr. San Antonio has been a director, Chief Executive Officer and Chairman of the Board of Directors of Warrantech Corporation and since October 1989, he has also been Chairman and Chief Executive Officer of the principal operating subsidiaries of Warrantech Corporation. Mr. San Antonio was a director of Corniche Group Incorporated, a company in the insurance and/or insurance-related businesses based in Euless, Texas, from May 1998 until September 1999. Mr. San Antonio is currently a member of the Southwestern Connecticut Area Commerce & Industry Association, the World Forum, the Connecticut Business and Industry Association, the Metropolitan Museum of Art, the Stamford Theater for Performing Arts and the Young President's Organization, Inc. Mr. San Antonio was honored as a finalist in the Ernst & Young and Inc. Magazine entrepreneur of the year in 1998.

David L. Knowlton

     Mr. Knowlton is the founder and Chief Executive Officer of ElderPairs, Inc. a company founded in 1999 that is intended to provide an Au Pair-type live-in support for elderly clients. He is also a principal of Knowlton & Associates, a healthcare consulting company founded in 1999. Since 1991, Mr. Knowlton has served as a director and was a founder of Healthcare Payers Coalition of New Jersey and presently serves as the Chair of the Quality and Data Committee. From 1996 to 1999, Mr. Knowlton was the Vice President of The MILX Group, Inc. a publicly-traded diversified company where he was President of a wholly-owned subsidiary, The MILX Healthcare Group.

Ronald Glime

     Mr. Glime has been President of U.S. and Canadian Operations of Warrantech Corporation since March 1999. From October 1992 to March 1999, Mr. Glime was President of Warrantech Automotive, Inc., a wholly owned subsidiary of Warrantech Corporation. Prior thereto, he was Regional Sales Manager for Warrantech Automotive, Inc. (then known as Warrantech Dealer Based Services, Inc.) from February 1991 through October 1992. From 1983 through February 1991, Mr. Glime was an independent insurance agent for various insurance companies. From 1978 through 1982, Mr. Glime was employed by American Warranty Corporation, a company in the warranty administration business. He resigned as its President in 1982. Mr. Glime was a director of Corniche Group Incorporated, a company in the insurance and/or insurance-related businesses based in Euless, Texas, from May 1998 until September 1999.

Lee Roberts

     Mr. Roberts founded and has been the principal stockholder since January 1998 of Dominion Technology Partners, Inc., Dallas-based provider of management information systems. Mr. Roberts was a director of Computer Language Research, a software development company from June 1997 to July 1998. Mr. Roberts was a Manager of IMCO Recycling, Inc. an aluminum recycling company from February 1995 to June 1, 1997. Mr. Roberts received his masters degree in management information systems from Texas Tech University. Mr. Roberts was a key member from December 1993 to February 1995 of Arthur Andersen Consulting Company's system development team that focused on the medical field. Mr. Roberts has engineered and executed key systems for companies such as Computer Language Research, Bank One, Warrantech, Progressive Database Systems, MedSynergies, Patriot American, Arthur Andersen Consulting Company and Motorola.

Brenda Farrar

     Ms. Farrar was a director of CarsDirect.com from September 1998 to July 2000. She directed and engineered the growth of CarsDirect.com's e-commerce sales center from six sales people to one-hundred-fifty sales people selling $600 to $800 million worth of vehicles, per month excluding financing and insurance. In the CarsDirect.com's start-up period, she constructed systems to streamline the delivery and fulfillment process. Ms. Farrar was a Vice President of Financial Technology, Inc. from January 1993 to September 1998. Ms. Farrar and Jerry Farrar were formerly married and are now divorced.

David Scotch, M.S., M.D.

     Dr. Scotch is licensed to practice medicine in the State of New York. Since 1998, Dr. Scotch has served as the Vice Dean for New York University School of Medicine and the Vice Dean for Faculty Affairs of New York University School of Medicine, responsible for various academic and administrative matters, including the operations of personnel and maintenance, the allocation of resources. Dr. Scotch served on the Admissions Committee and the Education and Research Committee and acted as a representative of the Dean's Office to the Faculty Council and to the Faculty Promotions and Tenure Committee. From 1972 to 1998, Dr. Scotch served as the Associate Dean of New York University School of Medicine. Dr. Scotch holds a B.A from Boston University, a M.D. from New York University School of Medicine and a M.S. from Massachusetts Institute of Technology, Sloan School of Management.

Jeffrey D. Mamorsky

     Mr. Mamorsky is an attorney admitted to practice law in the State of New York as of 1972 and the District of Columbia as of 1978. He is a partner of the law firm Greenberg Traurig, LLP and chairman of the firm's Employee Benefits Group. He holds a B.A. from New York University, a J.D. from New York Law School and an L.L.M in Taxation from New York University School of Law.

Medical Advisory Board

-----------------------------------------
Name                               Age
-----------------------------------------
Dr. Robert K. Bier                  71
-----------------------------------------
Dr. Joseph Ponticiello              38
-----------------------------------------
Dr. Ervin Braun                     46
-----------------------------------------
Dr. Samuel J. Brodsky               50
-----------------------------------------

Robert K. Bier, M.D.

     Dr. Bier is a radiologist licensed to practice medicine in California. Dr. Bier has been practicing radiology with the Harborside Radiologic Medical Group since June 1997. Dr. Bier was a diagnostic radiologist from July 1995 to November 2000 with Health Care Partners. He has over 35 years of medical experience in general medicine, diagnostic radiology and radiation medicine He has trained at Harbor-UCLA in radiology and has worked in both academics and private practice of radiology. Dr. Bier has trained residents in MRI at King Drew Medical Center. Dr. Bier holds a M.D. from the University of Brussels and formally served as Chief of Radiology at St. Francis Medical Group. Prior to retirement, he was a member of the Los Angeles Radiological Society and the American Medical Association.

Joseph Ponticiello, M.D.

     Dr. Ponticiello is a doctor of emergency medicine licensed to practice medicine in the State of New York. Since 1998 he has served as the Associate Director of the Department of Emergency Medicine at New York United Hospital. From 1996 to 1998, Dr. Ponticiello was an attending physician in the Emergency Medical Department at Montefiore Medical Center, Bronx, New York and was an Assistant Professor of Emergency Medicine at the Albert Einstein College of Medicine. Dr. Ponticiello holds a B.A. from S.U.N.Y. Binghamton and a M.D. from S.U.N.Y. Stony Brook.

Ervin Braun, D.M.D.

     Dr. Braun is a dentist licensed to practice dentistry in the State of Connecticut. Since July 1983, Dr. Braun has practiced in his own private practice in Darien, Connecticut. Dr. Braun has special training in Prosthodontics and has had the opportunity to do a fellowship in Maxillo-Facial Prosthetics at Memorial Sloan-Kettering Cancer Center. Dr. Braun holds a B.S. from Fairleigh Dickinson University and a Doctor of Medical Dentistry from the University of Pennsylvania School of Medicine.

Samuel J. Brodsky, M.D.

     Dr. Brodsky is a cardiologist licensed to practice medicine in the State of Connecticut. Since 1982, Dr. Brodsky has practiced medicine with the Cardiology Associates of Fairfield County in Stamford, Connecticut. He holds a B.A. from Boston University and a M.D. from State University of New York, Upstate Medical Center. Dr. Brodsky is a member of the American College of Cardiology, the Council on Clinical Cardiology of the American Heart Association.

Executive Compensation

-----------------------------------------------------------------------------
                                                              Long-term
                                                             Compensation
  Name and Principal              Annual Compensation           Awards
       Position              ------------------------------------------------
                             Salary ($)        Bonus ($)    Securities
                                                            Underlying
                                                            Options ($)
-----------------------------------------------------------------------------
Jerry R. Farrar              150,000           50,000       333,000
-----------------------------------------------------------------------------

Employment Agreements

     In January 2001, the Company and Jerry R. Farrar entered into a three year employment agreement pursuant to which Mr. Farrar became the President and Chief Executive Officer of the Company. The employment agreement provides for Mr. Farrar a base salary of $150,000. Mr. Farrar will also receive a $50,000 signing bonus that will be paid by the Company within thirty days of the Company receiving $1,000,000 in capital from any source. Mr. Farrar will also be eligible to receive an annual incentive bonus that will not exceed his salary. The Company together with Mr. Farrar will determine the criteria for this incentive bonus. Mr. Farrar will be granted options to purchase up to $333,000 worth of the Common Stock under the Company's Incentive Stock Option Plan at a time after the registration of the Common Stock becomes effective at a price that will be determined. Mr. Farrar will receive additional benefits such as medical insurance, group term life insurance and automobile expenses.

Employee Benefit Plans

     The Board of Directors intends to adopt an incentive stock option plan ("Stock Plan"). The Company reserved for issuance 2,000,000 Shares of Common Stock under the Stock Plan. The Stock Plan may be administered by the Board of Directors or a committee thereof (as applicable the "Administrator") who will have the power to determine the terms of the options granted, including exercise price of the options, the number of Shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. The Administrator will also have the authority to amend, suspend or terminate the Stock Plan. We intend that the options granted under the Stock Plan will not be transferable by the optionee, and each option will be exercisable during the lifetime of the optionee only by such optionee.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 12, 2001, by (1) each person (or group of affiliated persons) who is known by the Company to beneficially own 5% or more of the Common Stock, (2) each director of the Company, (3) each of the Named Executive Officers of the Company and (4) all directors and executive officers of the Company as a group.

--------------------------------------------------------------------------------
                           Shares Beneficially Owned   Shares Beneficially Owned
    Name and Address of    Prior to this Offering (1)   After this Offering (1)
     Beneficial Owner      -----------------------------------------------------
                             Number         Percent       Number        Percent
--------------------------------------------------------------------------------
Jerry R. Farrar (2)          2,000,000      7.7           2,000,000     5.8
--------------------------------------------------------------------------------
Joel San Antonio  (3)        11,820,000     45.5          11,820,000    34.2
--------------------------------------------------------------------------------
David L. Knowlton (9)        300,000        1.2           300,000       0.9
--------------------------------------------------------------------------------
Ronald Glime (4)             1,000,000      3.8           1,000,000     2.9
--------------------------------------------------------------------------------
Lee Roberts (5)              650,000        2.5           650,000       1.9
--------------------------------------------------------------------------------
Charles Stiene (6)           4,000,000      15.4          4,000,000     11.6
--------------------------------------------------------------------------------
David Scotch (7)             300,000        1.2           300,000       0.9
--------------------------------------------------------------------------------
Jeffrey D. Mamorsky(8)       300,000        1.2           300,000       0.9
--------------------------------------------------------------------------------
Brenda Farrar (10)           250,000        1.0           250,000       0.7
--------------------------------------------------------------------------------
All current directors and    19,340,000     72.7          19,340,000    55.9
executive officers of the
Company as a group (8
persons)
--------------------------------------------------------------------------------

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all Shares beneficially owned. The number and percentage of Shares beneficially owned are based on 26,000,000 Shares of Common Stock issued and outstanding as of March 16, 2001 plus 600,000 Shares of Common Stock issuable to the Note holders in the event the Notes are not repaid by December 31, 2001.

     (2) Mr. Farrar's address is c/o MedStrong International Corporation 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, California 90274.

     (3) This does not include the 500,000 Shares owned by Mr. San Antonio's son Jonathan San Antonio, the 500,000 Shares owned by Mr. San Antonio's son Brandon San Antonio, the 500,000 Shares owned by Mr. San Antonio's wife, the 250,000 Shares owned by Mr. San Antonio's mother and the 250,000 Shares owned by Mr. San Antonio's brother. Mr. San Antonio disclaims any beneficial interest to all such Shares. Mr. San Antonio's address is c/o Warrantech Corporation, One Cantebury Green, Stamford, CT 06901.

     (4)  Mr. Glime's address is 2101 Highgate Drive, Colleyville, TX 76034.

     (5) This does not include the 520,000 Shares owned by Mr. Robert's wife and the 200,000 Shares owned by Mr. Robert's son. Mr. Roberts is the Vice President and Chief Technology Officer. His address is 5900 Shorefront Lane, Flower Mound, TX 75022.

     (6)  Mr. Stiene's address is 119 Sea Cove Road, Northport, New York 11768.

     (7)  Dr. Scotch's address is 6 Oakwood Lane, Westport, CT 06880.

     (8)  Mr.  Mamorsky's  address  is  c/o  Greenberg  Traurig,   LLP,  MetLife
          Building, 200 Park Avenue, New York, NY 10166.

     (9) Mr. Knowlton is the President of the Company and his address is 324 South Main Street, Pennington, NJ 08534.

     (10) Ms. Farrar's address is c/o MedStrong International Corporation, 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, California 90274.

DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 75,000,000 shares of Common Stock, par value $.001 per share.

Common Stock

     There are currently 26,000,000 Shares of our Common Stock issued and outstanding. Each holder of Common Stock is entitled to one vote for each Share held on all matters to be voted upon by the stockholders. The Shares of Common Stock do not have cumulative voting rights, which means that holders of more than 50% of the Shares of Common Stock voting for the election of directors can elect all the directors.

     The holders of Common Stock are entitled to receive pro-rata such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. However, we presently intend to reinvest any earnings instead of paying cash dividends to holders of Common Stock. In the event of our liquidation, dissolution, or winding up, the holders of Common Stock are entitled to share pro-rata in all assets remaining after payment of liabilities. Shares of Common Stock have no preemptive, conversion, or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Warrants

     There are currently no Warrants outstanding. Each Warrant purchased in this offering gives its holder the right to purchase one Share of Common Stock at $.75. The Warrants will be excersiable at any time after the date of this Prospectus until three years from the date of this Prospectus.

     A maximum of 8,000,000 Shares of Common Stock are issuable upon the exercise of the Warrants.

     If the Common Stock trades for at least five consecutive trading days at a price of $1.50 or more, we will have the right to call the Warrants at a price of $.01 per Warrant unless an investor chooses to exercise his or her Warrants at that time.

Notes

     Through a private debt offering, our Company raised $250,000 by issuing ten Notes of $25,000 to ten individual accredited investors. The investors have the right to acquire Shares of the Common Stock at $.01 per Share until the Company pays off the Notes. Each Note Holder has the right to acquire 5,000 Shares for each month that the Notes are not paid. In the event the Note holders are not paid back before December 31, 2001, the Note holders may purchase, in the aggregate, up to 600,000 Shares of Common Stock.

Placement Agent's Warrants

     Upon the effective date of this Prospectus, the Company has agreed to give to the Placement Agent warrants to purchase Units at $.75 per Unit. Upon the exercise of a warrant and the payment of the exercise price, the Placement Agent will acquire one Share of Common Stock and a Warrant to purchase one Share of Common Stock at $.75. These warrants will be exercisable at any time after one year from the effective date of this Prospectus until three years from the effective date of this Prospectus.

     If the Common Stock trades for at least five consecutive trading days at a price of $1.50 or more, we will have the right to call the Placement Agent's warrants at a price of $.01 per Placement Agent's warrant unless the Placement Agent chooses to exercise at that time.

PLAN OF DISTRIBUTION

     We entered into an Placement Agreement with Robert M. Cohen &, Co., Inc. (the "Placement Agent"), a securities broker-dealer, who is a member of the National Association of Securities Dealers, Inc. The subscription amount of $.50 per Unit must be paid by check made payable to MedStrong

International Company. Certificates for Shares subscribed for and Warrants will be issued as soon as practicable after subscription. The Placement Agent will sell the Units to the public on the Company's behalf on a "best efforts" basis, with no required minimum. We will pay the Placement Agent a 10% commission for each Unit the Placement Agent sells and pay for all expenses incurred in connection with the sale of the Units by the Placement Agent.

     The Placement Agreement provides that the Company will indemnify the Placement Agent against certain liabilities under the Securities Act of 1933, as amended, or will contribute to payments that the Placement Agent may be required to make in respect thereof.

     The Placement Agreement provides that we will cause all of our officers and directors and certain others to enter into an agreement not to sell, pledge, hypothecate, transfer, or otherwise dispose of any Shares of Common Stock owned by them, for a period of eighteen months from the effective date this Prospectus without prior written consent of the Placement Agent. The Shares subject to the lock up consist of 26,600,000 owned or to be owned by current stockholders and the holders of the Notes and 2,000,000 Shares reserved for future issuance under our Stock Plan.

SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been any public market for our Common Stock, and no prediction can be made as to the effect, if any, that market sales of Shares of Common Stock or the availability of Shares of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair our future ability to raise capital through the sale of equity securities. See "Risk Factors--There will be a Significant Number of Shares Eligible for Future Sale."

     Upon the closing of this offering, and assuming all the Units are sold, we will have an aggregate of 34,600,000 Shares of Common Stock outstanding, assuming the purchase of the 600,000 Shares by the Note holders. Of the outstanding Shares, the Shares sold in this offering will be freely tradable, except that any Shares held by "affiliates" (as that term is defined in Rule 144 promulgated under the Securities Act) may only be sold in compliance with the limitations described below. Of these Shares, the 8,000,000 Shares being offered hereby will be freely tradeable. The remaining 26,000,000 Shares of Common Stock plus the 600,000 Shares that may be purchased by the Note holders will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional Shares will be available for sale in the public market as follows:

                                                             Number
                                                            of Shares       Date
                                                            ---------       ----

After the date of this prospectus                           8,000,000        --

Upon the filing of a registration statement to register
for resale Shares of Common Stock issuable upon the
exercise of options granted under the Company's
Stock Plan (as defined herein)                              2,000,000        --

After Eighteen Months from the date of this
Prospectus (subject, in some cases, to volume
limitations)                                               26,600,000        --

     In general, under Rule 144, as currently in effect, a person (or persons whose Shares are required to be aggregated), including an affiliate, who has beneficially owned Shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of Shares that does not exceed the greater of 1% of the then outstanding Shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the Shares proposed to be sold for at least two years would be entitled to sell such Shares under Rule 144(k) without regard to the requirements described above. To the extent that Shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

     The Company's directors and officers and certain stockholders who hold Shares in the aggregate have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any Shares of Common Stock without the prior written consent of the Placement Agent for a period of eighteen months from the date of this Prospectus. Please see "Plan of Distribution." In addition, we may issue Shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the eighteen months referenced in the preceding sentence. See "Risk Factors--There will be a Significant Number of Shares Eligible for Future Sale.

LEGAL MATTERS

     The validity of the Shares of Common Stock offered hereby will be passed upon for MedStrong by Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York 10022. Tannenbaum Helpern Syracuse & Hirschtritt LLP owns 100,000 Shares of Common Stock. Certain legal matters in connection with this offering will be passed upon by for the Placement Agent by Atlas Pearlman, P.A., 350 Las Olas Boulevard, Suite 1700, Ft Lauderdale, FL 33301.

OFFICE

     We are leasing an executive office located at 500 Silver Spur Road, Suite 303, Rancho Palos Verdes, California. The term of the lease is three (3) years which commenced on January 2, 2001. The premises consists of 3,073 rentable square feet which shall be increased by 610 rentable square feet once the landlord completes certain improvements. The first year's rent for the premises is $6,146 per month or $73,752 per year. The rent will increase annually by four (4%) percent.

     We had to provide the landlord with a security deposit of $44,196, which is six (6) months rent which will be applied towards the last six month of the lease term.

     When the landlord completes certain improvements, the rent for the first year will increase to $7,366 per month or $88,392 per year.

EXPERTS

     The financial statements of MedStrong International Corporation as of December 31, 2000 included in this Prospectus have been audited by Weinick Sanders Leventhal & Co., LLP independent certified public accountants, as set forth in their report of such financial statements, and are included in this Prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the Shares of Common Stock to be sold in this offering. This Prospectus does not contain all the information set forth in the registration statement. For further information regarding our Company and the Shares of Common Stock to be sold in this offering, please refer to the registration statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Securities and Exchange Commission's website (http://www.sec.gov).

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq over the counter market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

             Part F/S - Financial Information Required in Prospectus



                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                                DECEMBER 31, 2000




                                    I N D E X



                                                                       Page No.
                                                                       --------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ..................    F-2


FINANCIAL STATEMENTS:


     Balance Sheet as at December 31, 2000 ..........................    F-3


     Statement of Operations
        For the Period From May 19, 2000
        (Inception) to December 31, 2000 ............................    F-4


     Statement of Stockholders' Capital Deficiency
        For the Period from May 19, 2000
        (Inception) to December 31, 2000 ............................    F-5


     Statement of Cash Flows
        For the Period From May 19, 2000
        (Inception) to December 31, 2000 ............................    F-6


     Notes to Financial Statements ..................................  F7 - F11

              [LETTERHEAD OF WEINICK SANDERS LEVENTHAL & CO., LLP]
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
MedStrong International Corporation

We have audited the accompanying balance sheet of MedStrong International Corporation (A Development Stage Company) as at December 31, 2000 and the related statements of operations, stockholders' capital deficiency and cash flows for the period from May 19, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedStrong International Corporation (A Development Stage Company) as at December 31, 2000 and the results of its operations and its cash flows for the period from May 19, 2000 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the financial statements, the Company has a working capital deficiency of $127,153 and a capital deficiency of $70,582 at December 31, 2000 and as a development stage company has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Weinick Sanders Leventhal & Co., LLP
New York, N. Y.
March 12, 2001

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                                  BALANCE SHEET

                                DECEMBER 31, 2000

                                   A S S E T S
Current assets:
  Cash                                                                         $  24,418
  Prepaid rent                                                                     6,146
                                                                               ---------
          Total current assets                                                                 $  30,564

Other assets:
  Security deposits                                                               44,196
  Deferred financing costs                                                        12,375
                                                                               ---------
            Total other assets                                                                    56,571
                                                                                               ---------

                                                                                               $  87,135
                                                                                               =========


                LIABILITIES AND STOCKHOLDERS' CAPITAL DEFICIENCY

Current liabilities:
  Notes payable                                                                $  75,000
  Due to stockholders                                                             75,120
  Accrued expenses                                                                 7,597
                                                                               ---------
          Total current liabilities                                                            $ 157,717

Commitments and contingencies                                                                       --

Stockholders' capital deficiency:
  Common stock - $.001 par value
    Authorized  - 75,000,000 shares
    Issued and outstanding - 26,000,000 shares                                    26,000
  Additional paid-in capital                                                       7,350
  Deficit accumulated in the development stage                                   (77,932)
  Stock subscriptions receivable                                                 (26,000)
                                                                               ---------
          Total stockholders' capital deficiency
                                                                                                 (70,582)
                                                                                               ---------

                                                                                               $  87,135
                                                                                               =========

                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000



Revenues                                                           $      --

Operating expenses:
  Executive compensation                         $    61,250
  Legal                                               13,870
  Amortization of deferred financing costs             2,475
  Interest                                                97
  Miscellaneous                                          240
                                                 -----------
                                                                        77,932
                                                                   -----------

Loss before provision for income taxes                                 (77,932)

Provision for income taxes                                                --
                                                                   -----------

Net loss                                                              ($77,932)
                                                                   ===========

Per share data:
  Net loss per share                                               $      --
                                                                   ===========

Weighted average number of shares outstanding                       26,000,000
                                                                   ===========


                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF STOCKHOLDERS' CAPITAL DEFICIENCY

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000

                                                                                          Deficit
                                                                                       Accumulated                       Total
                                                                        Additional       in the          Stock        Stockholders'
                                                 Common Stock            Paid-in       Development   Subscriptions      Capital
                                            Shares         Value         Capital          Stage        Receivable      Deficiency
                                          ----------     ----------     ----------     ----------      ----------      ----------
Common stock issued to and
  subscribed to by founders               26,000,000     $   26,000     $     --       $     --        ($  26,000)     $     --

Fair value of purchase right
  issued in private placement                   --             --            7,350           --              --             7,350

Net loss                                        --             --             --          (77,932)           --           (77,932)
                                          ----------     ----------     ----------     ----------      ----------      ----------

Balance at December 31, 2000              26,000,000     $   26,000     $    7,350     ($  77,932)     ($  26,000)     ($  70,582)
                                          ==========     ==========     ==========     ==========      ==========      ==========

                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000


Cash flows from operating activities:
  Net loss                                                                               ($77,932)
  Adjustments to reconcile net loss to net
      cash used in operating activities:
    Amortization of deferred financing costs                                $  2,475
      Increase (decrease) in cash flow as a result of
        changes in asset and liability account balances:
      Prepaid rent                                                            (6,146)
      Security deposit                                                       (44,196)
      Due to stockholders                                                     75,120
      Accrued expenses                                                            97
                                                                            --------
  Total adjustment                                                                         27,350
                                                                                         --------
Net cash used in operating activities                                                     (50,582)

Cash flows provided by financing activities:
  Proceeds from notes payable                                                              75,000
                                                                                         --------

Net increase in cash - cash at end of period                                             $ 24,418
                                                                                         ========

Schedule of Noncash Operating and Financing Activities:
  Deferred financing costs                                                               $  7,500
                                                                                         ========

  Fair value of purchase rights issued in private placement                              $  7,350
                                                                                         ========

                       See notes to financial statements.

                       MEDSTRONG INTERNATIONAL CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FROM MAY 19, 2000 (INCEPTION) TO DECEMBER 31, 2000


NOTE 1 - PLAN OF ORGANIZATION:

     (a)  Organization and Presentation of Financial Statements:

          MedStrong International Corporation (the "Company") was incorporated in the State of Delaware on May 19, 2000 as Medical Records by Net, Inc. On October 17, 2000, its name was changed to Lifelink Online, Inc. In January 2001, its name was again changed to MedStrong Corporation. Finally, on March 9, 2001, the Company's name was changed to MedStrong International Corporation. Since its inception through December 31, 2000, the Company has not generated any revenues and did not carry on any significant operations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficiency of $127,153 and capital deficiency of $70,582 at December 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's efforts have been directed toward the development and implementation of a plan to generate sufficient revenues in the medical information storage industry to cover all of its present and future costs and expenses. This plan includes, among other things, the creation of a Web site designed to provide its subscribers with a broad range of medical and healthcare services.
     Management believes that its proposed plan will generate sufficient revenues that will cover its costs and expenses. The creation and marketing of the Web site as proposed in its plan is, according to management, dependent on a successful proposed public offering of the Company's common stock.

     (b)  Principal Business Activity:

          The Company intends to be a provider of medical, health and fitness information and services through the Internet. The Company intends to create an Internet community with revenues from individuals subscribing to the Company's service either directly or through affiliations with healthcare providers, insurance companies, HMOs, physicians, hospitals, corporations, governmental agencies, etc., as well as from links to advertising, physician referrals, drug and vitamin sales via the online eStore that the Company intends to have on the Web site.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of Presentation:

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     (b)  Revenue Recognition:

          Through December 31, 2000, the Company did not have revenues and was in the development stage. Upon the completion of its Web site, the Company will recognize revenues, if any, in accordance with accounting principles generally accepted in the United States of America. Membership fees will be earned on a pro-rata basis throughout the life of the membership. Revenues from the Company's eStore will be recognized at the date of shipment to the member.

     (c)  Use of Estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     (d)  Income Taxes:

          The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" at its inception. Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using presently enacted tax rates.

     (e)  Earnings Per Share:

          The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share, which is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding, is not presented as it is anti-dilutive in all periods.

     (f)  Recently Issued Accounting Pronouncements:

          The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 - "Reporting Comprehensive Income", No. 131 - "Disclosures about Segments of an Enterprise and Related Information", No. 132 - "Employer's Disclosures about Pension and Other Postretirement Benefits" and No. 133 - "Accounting for Derivative Instruments and Hedging Activities". Management does not believe that the effect of implementing these new standards will be material to the Company's financial position, results of operations and cash flows.

NOTE 3 - NOTES PAYABLE.

          On December 20, 2000, the Company initiated a private placement offering to raise capital in order to fund the creation of its Web site. The offering consists of up to ten $25,000 notes bearing interest at 5% per annum. The placement agent will be paid ten (10%) percent of the proceeds of the offering, plus out-of-pocket expenses. At December 31, 2000, the Company sold three notes. Interest expense on these Notes amounted to $97 at December 31, 2000. A placement agent fee of $7,500 was accrued at December 31, 2000 as deferred financing costs. The variance, based upon the per share value of common shares sold in a March, 2001 private placement, between exercise price of the rights sold and the fair value of the common shares to be issued is $0.24 per share aggregating $7,350 in deferred financing costs which are being amortized over the lives of the notes. Amortization of deferred financing cost charged to operations was $2,475.

          Each note holder has the right to purchase 10,000 shares of the Company's common stock at $.01 per share after the first sixty (60) days that the note is outstanding and then 5,000 shares at the end of each additional thirty (30) day period. The variance between the purchase right's exercise price per share and the fair value of the securities acquired will be charged to operations as additional interest.

          In January and February 2001, the remaining seven notes were sold at par. At March 12, 2001, seven note holders were each entitled to receive purchase rights to acquire an additional 5,000 common shares. Management does not anticipate repaying the notes prior to July, 2001 at which time the note holders would have received purchase rights for an aggregate of 350,000 shares of the Company's common stock for $0.01 per share. If the notes are not repaid by December, 2001, then the note holders will have purchase rights to an aggregate of 600,000 common shares.

NOTE 4 - DUE TO STOCKHOLDERS.

          At December 31, 2000, the Company was indebted to the Chairman of the Board of Directors in the amount of $13,870 for expenses incurred by him on behalf of the Company. The Company was also indebted to its Chief Executive Officer in the amount of $5,000 pursuant to a verbal consulting agreement and $56,250 pursuant to an employment agreement of which $50,000 is a non-refundable signing bonus which is to be paid from the proceeds of the first $1,000,000 raised in capital for the Company.

NOTE 5 - ACCRUED EXPENSES.

          Accrued expenses consist of:

                  Placement agent fee        $7,500
                  Interest                       97
                                             ------

                                             $7,597
                                             ======

NOTE 6 - INCOME TAXES.

          At December 31, 2000, the Company had a net operating loss carryforward amounting to approximately $78,000 available to reduce future taxable income which expires in the year 2020. Management is unable to determine if the utilization of the future tax benefit is more likely than not and accordingly, the asset of approximately $26,500 has been fully reserved.

          A reconciliation of the statutory income tax effective rate to actual provision shown in the financial statements is as follows:

                                                 From May 19, 2000
                                                   (Inception) to
                                                 December 31, 2000
                                                 -----------------

          Loss before income taxes                ($77,932)
                                                   =======
          Computed tax benefit at statutory rate  ($26,500)  (34.0%)

          Net operating loss valuation reserve      26,500    34.0%
                                                   -------    ----
          Total tax benefits                       $  --        --%
                                                   =======   =====

NOTE 7 - EMPLOYMENT AGREEMENT.

          On December 15, 2000, the Company entered into an employment agreement with its Chief Executive Officer for a three (3) year term with a base salary of $150,000. The agreement also provides for (i) minimum annual increases in the base salary of at least 5%, (ii) a non-cancelable and fully earned signing bonus of $50,000 which will be paid from the proceeds of the first $1,000,000 in capital raised by the Company, (iii) an incentive bonus to be determined prior to the commencement of each year, and, (iv) stock options to purchase up to $333,000 worth of the Company's common stock at an exercise price to be determined by the board of directors at the date of grant.

NOTE 8 - CAPITAL STOCK.

          The Board of Directors on October 17, 2000 memorialized the number of common shares that each original founding stockholder subscribed for at inception. The original stockholders subscribed for 26,000,000 common shares at par of $.001. All of the original subscribers and/or their designees paid for their shares in February, 2001. Management intends to institute a stock option plan which would grant to employees, directors, and others stock options to purchase up to an aggregate of 2,000,000 shares of the Company's common stock.

NOTE 9 - COMMITMENTS AND CONTINGENCIES.

     (a)  Leases:

          The Company is obligated under an operating lease for its office. The future minimum lease payments under the lease, as at December 31, 2000, are as follows:

                 Year Ending
                December 31,
                ------------

                   2001                 $ 73,752
                   2002                   91,928
                   2003                   95,605
                                        --------
           Total future minimum
              lease payments            $261,285
                                        ========

     (b)  Initial Sale of The Company's Securities to the Public:

          The Company has entered into a letter of intent with an underwriter to offer for sale to the public on a best efforts basis up to 8,000,000 units (each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $.75 per share) at $0.50 per unit. The underwriter is to receive 10% of the gross proceeds from the offering plus certain warrants and reimbursement of expenses.

[Back Cover]

                      Dealer Prospectus Delivery Obligation


     Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as placement agent and with respect to their unsold allotments or subscriptions.

               Part II. Information Not Required in the Prospectus

Item 1:  Indemnification of Directors and Officers

Our Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 2:  Other Expenses of Issuance and Distribution.

Exclusive of the placement compensation, our estimated expenses in connection with the issuance and distribution of the securities being registered are:

     Securities and exchange commission filing fee        $1,000
     Accounting fee and expenses                          $45,000
     Legal fees and expenses                              $85,000
     Miscellaneous                                        $79,000
                                                          -------
          Total                                           $210,000

Item 3:  Undertakings

A.   Registrant hereby undertakes:

          a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The small business issuer will provide to the placement agent at the closing specified in the placement agent agreement certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4:  Unregistered Securities Issued or Sold within One Year.

     Pursuant  to Board  action on  October  17,  2000,  the  registrant  issued
26,000,000 Shares of Common Stock priced at $.001 per Share in a private placement to principals of the Company and their designees, and certain other persons (a total of thirty-seven persons, nineteen of whom were unaccredited) for a total of $26,000. The Shares were issued as they were paid for. Between December 20, 2000 and January 31, 2001 promissory notes were issued to ten individuals at $25,000 per individual for a total of $250,000. If we do not pay back the Note holders in full within 60 days of issuance, the Note holders may purchase up to 5,000 Shares per month of our Common Stock at $.01 per Share for each additional month the Note remains unpaid. If the Notes are not paid before December 31, 2001, an aggregate of 600,000 Shares may be so purchased. In the event these 600,000 Shares are purchased, these Shares of Common Stock will be issued in reliance of the exemption from registration provided by Rule 506 of the Securities Act of 1933.

Item 5: Index to Exhibits

          (1) (a) Form of Placement Agreement(1)

                  (b) Form of Placement Agent's Warrant(1)

          (2) (a) Articles of Incorporation, as amended

                  (b) By Laws

          (3) (a) Form of Common Stock Purchase Warrant, exercise price $.75(1)

              (b) Form of Stock Certificate(1)

          (6) (a) Jerry R. Farrar Employment Agreement(1)

              (b) Master Services Agreement with Dominion Technology Partners(1)

              (c) Lease(1)

          (10)(a) Consent of Weinick Sanders Leventhal & Co., LLP

              (b) Consent of Tannenbaum Helpern Syracuse & Hirschtritt LLP(1)

          (11)    Opinion re: Legality(1)

(1)  To be filed by amendment

                                   SIGNATURES


     The issuer has duly  caused  this  offering  statement  to be signed on its
behalf  by  the  undersigned,   thereunto  duly  authorized,   in  the  city  of
__________________, state of ________________________, on March 22, 2001.


                                            MedStrong International Corporation


                                            By: /s/ Jerry R. Farrar
                                                --------------------------------
                                            Name:  Jerry R. Farrar
                                            Title: Chief Executive Officer


     This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Jerry R. Farrar                                  Date: March 22, 2001
    ------------------------------
Name:  Jerry R. Farrar
Title: Chief Executive Officer


By:  /s/ Ronald Glime                                    Date: March 22, 2001
    ------------------------------
Name:  Ronald Glime
Title: Chief Financial Officer


By: /s/ Jerry R. Farrar                                  Date: March 22, 2001
    ------------------------------
Name:  Jerry R. Farrar
Title: Director


By: /s/ Joel San Antonio                                 Date: March 22, 2001
    ------------------------------
Name:  Joel San Antonio
Title: Director


By: /s/ Ronald Glime                                     Date: March 22, 2001
    ------------------------------
Name:  Ronald Glime
Title: Director

By: /s/ David Scotch                                     Date: March 22, 2001
    ------------------------------
Name:  David Scotch
Title: Director


By: /s/ Jeffrey D. Mamorsky                              Date: March 22, 2001
    ------------------------------
Name:  Jeffrey D. Mamorsky
Title: Director


By: /s/ David L. Knowlton                                Date: March 22, 2001
    ------------------------------
Name:  David L. Knowlton
Title: Director, President